Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614
949.399.4500 ph.
949.399.4600 fax
100 West Big Beaver Road
Suite 200
Troy, Michigan 48084
248.619.9277 ph.
248.619.9280 fax

October 16, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attn: Max A. Webb

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Amendment No. 1 to Form S-3 filed February 27, 2009 File No. 333-156401

Form 10-K for the year ended April 30, 2008 filed July 3, 2008 Definitive Proxy Statement on Schedule 14A filed August 20, 2008 File No. 000-49629

Dear Mr. Webb:

We are responding to the Staff’s additional comment letter dated March 6, 2009 regarding the above referenced filings.

We advise the Staff that we formally submitted a letter to the Office of the Chief Accountant (the “OCA”) on September 15, 2009 requesting that the OCA not object to our conclusions that certain provisions applicable to a Convertible Note dated January 16, 2008 and a term note also dated January 16, 2008 (referred to as “Term Note B”) do not require us to assume that the embedded equity-linked features could be “net-cash” settled under the guidance provided in EITF 00-19.

On September 30, 2009, we completed our inquiry with the OCA. The OCA communicated to us that after careful consideration and completion of their review of the matter, they believed the embedded equity-linked features in the two debt instruments referred to above did not meet all the provisions required by EITF 00-19 to be classified as equity because the OCA concluded that we could be required to net-cash settle the value of the embedded features (even if the chance of cash settlement is very remote) in the future. We communicated to the OCA that we accepted their position on the application of EITF 00-19 as it related to the embedded equity-linked features contained in these two debt instruments. Accordingly, we have incorporated the conclusions reached from our consultation with the OCA in our responses to the Staff contained herein.

To facilitate the Staff’s review of our responses, each of the Staff’s comments are set forth in italicized type immediately followed by the Company’s response.

Registration Statement on Form S-3

General

1.	Staff Comment: Please include currently dated consents of the independent registered public accountants in any future amendment to your Form S-3 registration statement.

Company Response: We advise the Staff that we have withdrawn the Registration Statement.

Incorporation by Reference, page 2

2.	Staff Comment: In the event of a delay in the effectiveness of your Form S-3 registration statement, please update the financial statements incorporated by reference in the registration statement as required by Rule 3-12 of Regulation S-X.

Company Response: See Company Response to Staff Comment #1 above.

Risk Factors, page 6

Our Shareholders Are Subject to Significant Dilution . . . page 7

3.	Staff Comment: We note from your response to our prior comment 3, that “in the event of a price reset to the October 2006 Warrants and/or the August 2008 Warrants, the number of shares of our common stock that are subject to such warrants will increase so that the aggregate purchase price payable applicable to the exercise of the warrants after the reset of the exercise price is the same as the aggregate purchase price payable immediately prior to the reset.” We further note from your response that you “have concluded that all conditions described in paragraphs 12-32 in EITF 00-19 that are necessary for equity classification were met as of the issuance date” of the warrants. Given your statement that the number of common shares will increase in relation to the decrease in the exercise price, it is unclear how the company meets the requirement of EITF 00-19 to have an explicit limit on the number of shares to be delivered in a share settlement. Please fully describe to what extent the amount of shares deliverable under the warrant contracts have a limit and if no limit is in the contract, please tell us how you comply with paragraphs 19 through 24 of the EITF 00-19. Your response should include the analysis which supports your conclusion that equity classification is appropriate under paragraphs 12 through 32 of EITF 00-19. We may have further comment upon receipt of your response.

Company Response: See Company Response to Staff Comment #1. However, since this Comment also impacts our accounting treatment and disclosures for these warrants, we advise the Staff that in connection with preparing this response, we again reviewed all of our warrant contracts and have now determined that we misapplied the provisions of EITF 00-19 with respect to the warrants we issued in October 2006, June 2007, and August 2008. The warrants we issued in October 2006, June 2007 and August 2008 contain a provision that could potentially require us to net cash settle the contract in the event that a “change in control” transaction occurs and the holders of our common stock may not receive cash. Paragraphs 12 and 13 of EITF 00-19 states that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity, except in those limited circumstances in which holders of the underlying shares also would receive cash. Accordingly, we have now determined that the warrants issued in October 2006, June 2007 and August 2008 should be considered derivatives, classified as liabilities, measured at fair value, and marked to market each period in accordance with the provisions of SFAS 133.

Although we have not finalized the impact such error will have on our financial statements and disclosures, we have concluded that the error will be material and will require us to restate the financial statements included in our Annual Report on Form 10-K for the fiscal years ended April 30, 2008 and April 30, 2007 and in our Quarterly Reports for the fiscal quarters ended October 31, 2006 through January 31, 2009. We advise the Staff that on October 15, 2009, we filed a Form 8-K under Item 4.02(a) disclosing the error and that our financial statements and disclosures for the aforementioned periods should not be relied upon.

4.	Staff Comment: In a related matter, we note that equity-linked instruments (such as warrants), where the criteria set forth in EITF 00-19 are met and therefore classification of the warrant within stockholders’ equity is appropriate (meaning that the instrument is eligible for the scope exception in SFAS 133) meet the definition of an off-balance sheet arrangement and should be assessed for materiality to determine whether disclosure is required. We would expect the assessment of materiality to include an analysis of the potential dilutive effect of such instruments, as well as an analysis of the likelihood that the scope exception in SFAS 133 will no longer be available with respect to the instrument (loss of the scope exception could occur as the result of modification to the terms of the instrument, or the issuance of new instruments that can be converted into an unlimited number of shares, thereby tainting other previously issued instruments), which would result in the instrument being treated as a derivative, brought on to the balance sheet at fair value, and marked to market at every period end. Please provide us with your materiality analysis and if significant, please revise your MD&A and notes to the financial statements to discuss why you chose to issue this type of equity-linked instrument, the potential dilutive effect if the warrants were to be exercised, and the impact of a change in classification upon the registrant’s financial statements.

Company Response: See Company Response to Staff Comment #1. However, since this comment also applies to the accounting treatment for and disclosures related to these and other warrants in our financial statements, we advise the Staff that we believe our warrants issued in June 2006 meet the scope exception in SFAS 133 and therefore should not be accounted for as derivatives under SFAS 133 and, for the reasons set forth in our response to Staff Comment #3, all of our other outstanding warrants as of April 30, 2009 (e.g. the October 2006 Warrants, June 2007 Warrants and August 2008 Warrants) meet the definition of derivatives pursuant to SFAS 133. We consider our warrant instruments to be off balance sheet obligations to the extent they qualify for equity classification. We further advise the Staff that we believe supplemental disclosure of the nature of the warrants in the notes to our financial statements and in our MD&A is appropriate due to the significance of the potential dilutive effect if the warrants were to be exercised and the material impact of a potential change in future classification.

We refer the Staff to our disclosures in our most recent Form 10-Q filed on March 12, 2009 in which we supplemented our disclosures of the warrants and the potential impact of exercise price resets in our Stockholders’ Equity footnote (Note 10) and in our MD&A under Off Balance Sheet Disclosures beginning on page 49. These disclosures will be revised in our future filings to reflect the updated assessment of our outstanding warrant contracts.

Our Fuel Cell Vehicle Development And Production Revenue Depends. . . page 10

5.	Staff Comment: Please update your disclosure in the second paragraph of this risk factor to state that General Motors’ most recent independent auditor’s report expresses substantial doubt about General Motors’ ability to continue as a going concern and there is an increasing likelihood that General Motors’ may have to file for bankruptcy protection.

Company Response: See Company Response to Staff Comment #1. However, since this comment also applies to the Risk Factors to be contained in our future periodic filings, we advise the Staff that we incorporated reference in our most recent Form 10-Q filed on March 12, 2009 that General Motors’ independent auditors raised substantial doubt about General Motor’s ability to continue as a going concern in their March 5, 2009 audit opinion. This reference was disclosed in our General Motors’ Relationship / Automotive Industry Deterioration footnote (Note 3) and in MD&A under our discussion of the General Motors’ Relationship beginning on page 36.

Further, we plan to disclose in our annual report on Form 10-K for our fiscal 2009 that General Motors went into bankruptcy on June 1, 2009 and emerged on July 10, 2009. The following is a draft of the proposed disclosure:

“Our fuel cell vehicle development and production revenue depends on our relationship with General Motors and General Motors’ viability and commitment to the commercialization of fuel cell vehicles.

General Motors has represented a significant portion of our historical revenue streams and although our relationship with General Motors and our commitment to continue to develop hydrogen storage and handling systems for fuel cell vehicles together under our strategic alliance with General Motors continues, certain of our programs with General Motors have been delayed indefinitely and others have experienced funding restraints as a result of General Motors’ deteriorating financial condition which ultimately culminated in General Motors filing for Chapter 11 bankruptcy protection on June 1, 2009. Specifically, activities on certain next generation hydrogen fuel system programs have declined or have been terminated by General Motors with indications that existing and proposed new programs could experience extended delays. Although General Motors Company, the entity that purchased a substantial portion of General Motors Corporation’s assets in bankruptcy, assumed our Corporate Alliance Agreement and most of our contracts and purchase orders and we continue to provide services to General Motors under the auspices of the strategic alliance, we expect that the level of activities will be significantly lower over the near term which includes the entire 2009 calendar year. Further, although General Motors emerged from bankruptcy on July 10, 2009, the overall deterioration of General Motors and of the automotive industry has increased the uncertainty surrounding General Motors’ ability and intent to fund future hydrogen fuel cell projects under the strategic alliance and we are no longer able to reasonably forecast the long-term revenue streams under the strategic alliance.

Our ability to sell our products to the fuel cell automotive OEM markets depends to a significant extent upon General Motors’ and its partners’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to fuel cells could harm our business by reducing or eliminating a substantial portion of our future sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in favor of other competing technologies;

•	to exit the automotive OEM alternative fuel or fuel cell markets;

•	to develop fuel cells or alternative fuel systems targeted at different application markets from ours; or

•	to focus on different energy product solutions.”

Part II, page II-1

Exhibit 5.1

6.	Staff Comment: We note your response to previous comment 15; however, please have counsel confirm that the reference in subparagraph (d) to the General Corporation Law of the State of Delaware includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the State of Delaware. Alternatively, revise the opinion to state that counsel’s opinion is based on its review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the State of Delaware. Also, please delete the reference to the “date hereof” in subparagraph (d).

Company Response: See Company Response to Staff Comment #1.

Annual Report on Form 10-K for the fiscal year ended April 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35.

Results of Operations, page 45

Year Ended April 30, 2007 and 2008, page 45

Quantum Fuel Systems Segment, page 45

7.	Staff Comment: We note your response to our prior comment 19. However, we continue to believe that if gross profit is a measure used by management to analyze the company’s operating results which will continue to be discussed separately in MD&A, you should revise your presentation to ensure consistency with your financial statements by either adding gross profit to your segment footnote or adding a table to MD&A that discloses the calculation of this measure. Please confirm that you will revise future filings to include such disclosures.

Company Response: We advise the Staff that we added the gross profit measure in our Business Segment footnote (Note 13) and in our table in MD&A under Results of Operations on page 41 that discloses the calculation of this measure in our most recent Form 10-Q filed on March 12, 2009. We will include this measure in our future filings.

Notes to Consolidated Financial Statements. page F-9

Note 1. Background and Basis of Presentation, page F-9

Capital Resources, page F-10

8.	Staff Comment: We refer to the third paragraph on page 16 of your response in which you indicate that you will consolidate and supplement your disclosures on potential future reset events related to the “A” warrants in future filings. Please provide us with the proposed disclosures that you intend to include with regard to these reset features of the warrants in future filings.

Company Response: We advise the Staff that we provided disclosure of the warrant price reset provision contained in the October 2006 “A” Warrants and the August 2008 Warrants in our most recent Form 10-Q filed on March 12, 2009 in the following sections:

•	Stockholders’ Equity footnote (Note 10)

•	Capital Resources disclosures in our MD&A on page 45

•	Off Balance Sheet disclosures in our MD&A on page 49

•	Item 1A. Risk Factors in our MD&A on page 52

However, since we have recently reassessed the accounting treatment for the warrants we issued in October 2006, June 2007, and August 2008 Warrants and determined that they should have been classified as derivatives in accordance with SFAS 133, we will revise our disclosures accordingly. Below is the planned disclosure that we will in our Form 10-K for fiscal 2009 and in future filings relative to the October 2006 “A” and August 2008 Warrants, which will be updated for the respective period in which the disclosure occurs.

Item 1A. Risk Factors

“Our shareholders are subject to significant dilution upon the occurrence of certain events.

As of                     , 20    , we had approximately                                          shares of our Common Stock designated for future issuance consisting of: (i)              million shares subject to outstanding stock options issued under our 2002 Stock Incentive Plan; (ii)              million shares subject to outstanding Common Stock purchase warrants; (iii)              million shares issuable upon conversion of our outstanding convertible debt; and (iv)              million shares issuable in payment of the principal amount due under the term notes issued under our credit facility based on our Common Stock price as of                     , 20    . The actual number of shares issued in payment of our term notes could be much higher or lower depending on our share price at the time such payment is made. The potential issuance of the shares described above will be dilutive to our existing shareholders.

In addition, the outstanding warrants issued on October 27, 2006 entitling the investors to purchase up to 7.4 million shares at an initial price of $2.36 per share (“October 2006 Warrants”) and the outstanding warrants issued on August 25, 2008 entitling the investors to purchase up to 13.5 million shares at an initial price of $4.00 per share (“August 2008 Warrants”) contain provisions which, subject to certain exceptions, resets the exercise price of such warrants if at any time while such warrants are outstanding we sell or issue (or are deemed to sell or issue) shares of our Common Stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of our Common Stock at a price below the exercise price per share then in effect for these respective warrants; provided, however, the exercise price for the August 2008 Warrants cannot be reset below $1.93 (which establishes the maximum number of shares for the August 2008 Warrants). Since the issuance of these warrants, the exercise price per share for these warrants has been reset to $0.61 for the October 2006 Warrants and $3.25 for the August 2008 Warrants. Also, as a result of the adjustment in the exercise price of these warrants, the number of shares of our Common Stock that are subject to such warrants increased to 8.3 million for the October 2006 Warrants and 16.7 million for the August 2008 Warrants. In the event that the exercise price for these warrants is further adjusted in the future, the number of shares subject to these warrants will increase to an amount that will result in the aggregate purchase price payable upon the exercise of the warrants after the reset of the exercise price being the same as the aggregate purchase price payable immediately prior to the reset. Consequently, future resets to the exercise price of the October 2006 Warrants and/or August 2008 Warrants will have a further dilutive effect on our existing shareholders.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

“Off Balance Sheet Disclosures

As of April 30, 2008 and 2009, we assessed the accounting treatment for all of our outstanding warrants in accordance with SFAS 133, EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and EITF 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock.” Based on our assessment, we determined that equity classification was appropriate for the warrants issued in June 2006, August 2009 and September 2009. The classification as equity for the outstanding warrants issued in June 2006, August 2009 and September 2009 could change as a result of either future modifications to the terms of settlement or the issuance of new instruments that could be converted into an increased or unlimited number of shares. If a change in classification is required in the future, these warrants currently classified as equity would be treated as derivatives, brought on to the balance sheet at their estimated fair value, and marked to market at the end of every reporting period.

Item 15. Exhibits and Financial Statement Schedules

“Note 14 Stockholders’ Equity - Warrants

In connection with the $10.0 million private placement completed on October 27, 2006, the investors received “A” warrants to purchase up to 2.1 million shares of the Company’s common stock at an initial exercise price of $2.36 per share and “B” warrants to purchase 1.8 million shares of the Company’s common stock at $1.64 per share. Had all of the “B” warrants been exercised, the investors would have received 0.6 million additional warrants identical to the “A” warrants. The “A” warrants can be exercised at any time and expire in April 2014. The “B” warrants expired on February 2, 2007. The “A” warrants contain a provision that, subject to certain exceptions, resets the exercise price then in effect. The price reset provision is discussed in more detail below.

In connection with the $19.1 million public offering completed on August 25, 2008, the investor received a warrant to purchase up to 13.5 million shares of the Company’s common stock at an initial exercise price of $4.00 per share.

The warrant can be exercised at any time and expires in August 2015. The warrant contains a provision that, subject to certain exceptions, resets the exercise price then in effect. The price reset provision is discussed in more detail below.

The outstanding warrants issued in October 2006 and in August 2008 contain provisions which, subject to certain exceptions, resets the exercise price then in effect for warrants if at any time while such warrants are outstanding the Company sells or issues shares of its common stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of its common stock at a price below the exercise price then in effect for the October 2006 warrants and the August 2008 warrants, provided that the exercise price for the August 2008 warrants cannot be reset below $1.93.

The exercise price for the warrants issued in October 2006 has been reset on three different occasions to date. In June 2007 we completed a private placement transaction that resulted in the exercise price being reset to $1.50 per share. Subsequent to the April 30, 2009 Balance Sheet date, we issued shares of our common stock in connection with a principal payment due under our Term Note C on May 1, 2009 that resulted in the exercise price being reset to $0.68 per share and we completed a private placement transaction that resulted in the exercise price being further reset to $0.61 on August 3, 2009.

The exercise price for the warrants issued in August 2008 has been reset on three different occasions to date, all subsequent to the April 30, 2009 Balance Sheet date. On July 10, 2009, we restructured our debt obligations and as a result thereof the exercise price was reset to $3.78 per share. As a result of private placements that closed on August 3, 2009 and September 4, 2009 the exercise price was reset to $3.59 and $3.25 per share, respectively.

Pursuant to the terms of the October 2006 Warrants and the August 2008 Warrants, when the exercise price is reset, the number of shares of common stock to such warrants increases to that number of shares that will result in the aggregate purchase price paid for the warrants after the price is reset equaling the aggregate purchase price the investors would have paid immediately prior to the price being reset. As a result of the exercise price resets discussed above, through September 4, 2009, the number of shares subject to the October 2006 warrants and the August 2008 warrants has increased by 6.2 million (to 8.3 million) and 4.0 million (to 17.5 million) shares, respectively. Other than the dilutive impact of the additional warrants resulting from the exercise price resets for the October 2006 and August 2008 warrants and the change in fair value of the October 2006 and the August 2008 Warrants (which are accounted for as derivative liabilities) recognized in the statement of operations, there was no other financial statement impact resulting from the reset of the exercise prices. Any resets to the exercise price of the October 2006 warrants and/or August 2008 warrants in the future will have an additional dilutive effect on the Company’s existing shareholders.

Note 11. Long-term Debt, page F-28

9.	Staff Comment: We note your response to our prior comment number 33a but continue to believe that the notes to your financial statements do not include all of the disclosures required by paragraph 25 of SFAS No. 15. Please revise Note 11 to also disclose the carrying value and fair value of the net assets transferred to your lender in partial satisfaction of your debt obligations. Also, the fourth paragraph of your response to our prior comment number 33a indicates that no gain or loss was recognized in connection with the transfer of assets to your lender and therefore you believe the disclosure requirements outlined in paragraph 25(c) of SFAS No. 15 are not applicable. However, this information is inconsistent with the disclosure on pages F-18 and F-19 which indicate an $8.6 million gain was recognized in connection with the transfer of Tecstar’s assets to your lender. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

Company Response: We advise the Staff that since our last response we reevaluated the substance of the transactions and the fair values of the assets transferred to the lender in satisfaction of the debt obligations relieved in those transactions and have now determined that the series of transactions completed on January 16, 2008 do not meet the definition of a troubled debt restructuring as defined by SFAS 15 and EITF 02-4, “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15.”

The overall carrying value of debt just prior to the modifications was $60.0 million. The modifications eliminated $20.5 million of existing debt and provided for $1.9 million of new borrowings that reduced the overall carrying balance of the debt to $41.4 million just after the series of transactions. In connection with the reevaluation of the transactions, we determined that the fair value of the net assets transferred to the lender slightly exceeded the $20.5 million of debt relieved and determined that the lender did not provide a concession to the Company as a result of the debt modifications. The determination that the lender did not provide a concession was based primarily on a calculation performed in accordance with EITF 02-4 that concluded that the effective interest rate of the overall restructured debt was higher just after the modifications as compared to just prior to the modifications.

We have further determined that the series of transactions that were effected to transfer legal ownership of the Tecstar Automotive Group businesses to our lender and culminated in the disposal of the business segment are covered by the guidance in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS 144). Specifically, paragraph 42 of SFAS 144 requires that the results of operations of a component of an entity that has either been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. We determined that both of these conditions were met in connection with the series of transactions completed on January 16, 2008.

The change in our determination that SFAS No. 144, and not SFAS 15, was applicable to the series of transactions completed on January 16, 2008 did not have a material impact on the financial statement amounts that we have previously reported on our consolidated balance sheets, statements of operations and cash flows. However, the disclosures in our notes to the consolidated financial statements describing the transactions will need to be clarified on a prospective basis. In addition, although our SFAS 15 reassessment was not significantly impacted, the accounting of the embedded conversion option and embedded multiplier feature in the Convertible Note and Term Note B debt instruments effective beginning on January 16, 2008 that is discussed in our response to Staff Comment No. 14 will have an impact on the financial statements and debt disclosures that is currently being analyzed. We anticipate including the following disclosures associated with the debt restructure and disposal of Tecstar as follows in our annual report on Form 10-K for fiscal 2009 in our long–term debt footnote:

“On January 11, 2008, the Company’s Tecstar Automotive Group subsidiary was in default of the January 1, 2008 semi-annual interest payment owed to holders of the existing convertible note. As a result of the default, the amount due under the convertible note was immediately due and payable. On January 16, 2008 and in connection with a strict foreclosure under Article 9 of the Uniform Commercial Code, the Company transferred its ownership in the common stock of the subsidiaries that comprised the Tecstar Automotive Group business segment to an affiliate of the lender to satisfy the amount due under several borrowing arrangements with the lender and restructured its other debt obligations owed to its lender, including transferring the convertible note in default from the Tecstar Automotive Group subsidiary to the parent company Quantum. Immediately prior to the strict foreclosure and debt restructure that occurred on January 16, 2008, the carrying value of the Company’s debt obligations to its lender totaled $60.0 million and consisted of: (i) $23.6 million outstanding on a revolving line of credit, (ii) $10.0 million outstanding on a term loan (“Term Note A”), (iii) $16.2 million outstanding on a convertible note (including accrued interest), (iv) $5.2 million for the unamortized balance of the convertible note premium and (v) $5.0 million outstanding on a term note (“Tecstar Term Note”). As a result of the transfer of the Tecstar Automotive Group business segment, which had a fair value of approximately $20.5 million, and the simultaneous restructure of the Company’s debt obligations, a total of $20.5 million of debt ($15.5 million due under the line of credit plus the $5.0 million Tecstar Term Note) was deemed paid in full, the line of credit (with a remaining balance of $8.1 million) was terminated and replaced with a new term loan, referred to as Term Note B, in the principal amount of $10.0 million (the $8.1 million due under the revolving line of credit plus $1.9 million of additional debt financing received by the Company), and the Company issued a new convertible note in the principal amount of $16.2 million in exchange for the existing $16.2 million convertible note.

The strict foreclosure transaction and debt modifications discussed above were reported by the Company in prior filings as a troubled debt restructuring in accordance with SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (FAS 15); however, the Company has reevaluated the substance of the transactions and the fair values of the assets transferred to the lender in satisfaction of the debt relieved and has determined that the transactions do not meet the definition of a troubled debt restructuring as prescribed by FAS 15 and EITF 02-4, “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15.” In connection with this reevaluation, the Company determined that the fair value of the assets transferred to the lender slightly exceeded the value of the debt eliminated and determined that the lender did not provide a concession to the Company as a result of the debt modifications as the effective interest rate of the overall restructured debt, calculated in accordance with EITF 02-4, was higher just after the modifications as compared to just prior to the modifications.

The Company considered the substance of the transactions and evaluated the debt instruments that were exchanged or modified as a result of the transactions. After the evaluation and conclusion that FAS 15 was not applicable, the debt instruments were individually considered as to whether extinguishment accounting was appropriate. The Company determined that the debt modifications did not represent a substantial change as defined by EITF 96-19. The Company then determined that the transfer of the ownership of the Tecstar Automotive Group subsidiaries to effectuate the strict foreclosure and debt modification transactions should be accounted for in accordance with the guidance in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” The disposal of the business segment resulted in a net gain on disposal of $8.6 million that is reported as part of loss from discontinued operations, net of tax effects, in fiscal 2008.”

We further advise the Staff that additional disclosures related to the bifurcation of the embedded conversion option in the Convertible Note and the embedded multiplier feature in Term Note B will be incorporated into our final debt disclosures in our Form 10-K.

10.	Staff Comment: Also, we note from the last paragraph of your response to our prior comment 33(a) that you will consolidate and supplement your disclosures to more clearly present the debt restructuring transaction in future filings. Please provide us with the disclosures you intend to provide in any future filings.

Company Response: We advise the Staff that we restructured and supplemented our disclosures of our debt restructuring transactions in our Long-term Debt footnote (Note 9) in our most recent Form 10-Q filed on March 12, 2009 to clarify the principal changes in terms of our debt instruments and the accounting treatment applied to those debt modifications determined to be significant. Also, see our response to Staff Comment #9 for the Company’s expected disclosure in the Form 10-K regarding the restructuring transactions completed on January 16, 2008. We will continue to include similar disclosures of our long-term debt obligations and the disposal of the Tecstar Automotive Group subsidiary, as applicable, in future filings.

Note 16, Business Segments and Geographic Information, page F-41

Business Segments, page F-41

11.	Staff Comment: Your response to our prior comment 35 indicates that you “believe that the expenses were appropriately reclassified to discontinued operations as they were factually supportable costs that were directly attributable to the Tecstar business segment as they would not have been incurred had the Tecstar business segment not been in operation.” Given this statement, it is unclear why these costs were not originally classified within the Tecstar business segment instead of in the Corporate segment. Please advise or revise as appropriate.

Company Response: We advise the Staff that in accordance with paragraph 29 of SFAS 131, we previously recorded expenses in our identified reportable segments consistent with information reported to our chief operating decision maker (CODM) for purposes of making decisions about the allocation of resources to the segments and assessing each of the respective segment’s operating performance. The Tecstar business segment, along with discrete financial information for that segment, was established and reported in accordance with paragraphs 10-15 of SFAS 131. We effectively implemented a management approach and reported information to our CODM that directly linked the financial performance of the segment to the responsibilities of the segment manager. Accordingly, expenses outside the control of the segment manager, although directly attributable to the segment, were reported within the Corporate segment.

The nature of expenses that were previously classified as Corporate and were reclassified as discontinued operations, mainly consisted of administrative personnel costs, share-based compensation and related general and administrative costs for corporate and accounting activities and personnel that directly supported our Tecstar operating segment. These expenses were outside the direct responsibility and control of the Tecstar segment manager and the reporting of these expenses within the Corporate segment was consistent with how management viewed the operating matters of its business. In addition, these expenses were no longer incurred subsequent to the transfer of assets of the Tecstar segment to our lender.

Upon the discontinuance of operations in our Tecstar business segment, we reclassified the portion of those historical expenses of the Corporate segment that were associated with and directly supported the Tecstar business segment activities. These expenses would not have been incurred had the Tecstar business segment not existed as an operating segment. In accordance with the definition of a component of an entity as referenced in paragraph 41 within SFAS 144, the Tecstar component group was disposed of and accounted for as discontinued operations in accordance with paragraphs 42 and 43 of SFAS 144. As such, the incorporation of these reclassifications from the Corporate segment to the discontinued operations improves comparative period reporting of activities associated with continuing operations in relation to discontinued operations.

12.	Staff Comment: Assuming a satisfactory response to the above comment, please revise your disclosures in future filings to clearly indicate that the historical indirect expenses of the Corporate segment that were reclassified to discontinued operations as a result of the disposal of the Tecstar Automotive Group represent costs directly attributable to the Tecstar business segment that would not have been incurred had the Tecstar business segment not been in operation. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment.

Company Response: We advise the Staff that we supplemented our disclosures of the reclassification in our Business Segment footnote (Note 13) and in our MD&A on page 35 and page 43 in our most recent Form 10-Q filed on March 12, 2009 to better clarify the nature of the reclassification of certain Corporate segment expenses to discontinued operations. We plan to include the following disclosure in our Form 10-K for fiscal 2009:

“Certain historical indirect expenses of the Corporate segment that were directly attributable to the Tecstar Automotive Group business activities and would not have been incurred had the Tecstar Automotive Group business segment not existed, and have not been incurred since the segment was disposed of, have been reclassified and reported as discontinued operations on the accompanying consolidated statements of operations.”

We will include similar disclosures of the nature of the reclassification of corporate expenses to discontinued operations, as applicable, in future filings.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited), page 5

Note 8. Long-term Debt, page 14

13.	Staff Comment: We note your response to our prior comment number 39(a). Please revise the notes to your financial statements in future filings to clearly explain your planned accounting treatment in the event that the company elects to make principal payments on Term Notes A and C using shares of its common stock resulting in recognition of interest expense to the extent the fair value of the shares issued exceeds the debt obligation satisfied.

Company Response: We advise the Staff that we supplemented our disclosures of long-term debt (under Shares in Lieu in Satisfaction of Principal Obligations in our Long-term Debt footnote, Note 9 on page 20) in our most recent Form 10-Q filed on March 12, 2009 as follows:

Shares in Lieu of Cash in Satisfaction of Principal Obligations

Each of the outstanding debt instruments allow the Company to pay the principal using shares of its common stock. If the Company chooses to repay all or portions of principal under the Term Note A and/or Term Note C in shares of its common stock in the future, the value of the shares delivered will be determined based on 95% of the VWAP of the Company’s common stock for the five business days prior to the payment date pursuant to the terms of the debt instruments. In these instances, the Company will perform a separate calculation each time it makes a payment in shares. The calculation will determine whether the shares provided in satisfaction of principal resulted in value being transferred to the lender based on the intrinsic value of the shares provided. To the extent that there is additional value granted to the lender, the Company will record the amount immediately as interest expense with a concurrent increase in additional-paid-in-capital in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios,” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

Although we believe this disclosure better explained our initial planned accounting treatment in the event that we elect to make principal payments on Term Notes A and C using shares of our common stock, we have identified one matter that needs to be clarified in our footnote disclosures on a prospective basis. In preparing our supplemental response to the Staff on this question, we determined that EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion features or Contingently Adjustable Conversion Ratios,” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” are not the appropriate guidance to reference in this matter. Our conclusion is based on the fact that we do not believe that the Term Notes A and C represent “convertible” instruments but rather “stock-settleable” instruments because they both represent financial instruments that embody unconditional fixed monetary amounts known at inception that the issuer may settle in a variable number of shares. Therefore, we have determined that the proper guidance to reference is FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Accordingly, we do not believe that our consideration and disclosure of these instruments under the guidance on beneficial conversion features is appropriate as that literature is only relevant for convertible instruments. Under FAS No. 150, a financial instrument that embodies an unconditional obligation that the issuer may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares). Since these instruments are governed as unconditional obligations, we believe that the provisions of APB No. 26, “Early Extinguishment of Debt” would then apply in the event that there is additional value granted to the lender upon the repayment of the instruments. Based on this guidance, the Company will record the difference between (i) the portion of repaid principal and (ii) the fair value of the shares issued as consideration as a loss on extinguishment of debt rather than interest. Accordingly, we plan to provide the following disclosure in our Form 10-K for fiscal year 2009:

“Subsequent to the Company’s fiscal year ending April 30, 2009, the Company has issued shares to its lender in satisfaction of certain required principal obligations under Term Note A and Term Note C based on 95% of the VWAP of the Company’s common stock for the five business days prior to the applicable payment dates pursuant to the terms of the debt instruments. The Company may also choose to issue shares in satisfaction of future principal requirements under its term notes, subject to certain conditions. The Company considers Term Note A and Term Note C to be “stock-settleable” instruments in accordance with SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” as both instruments embody unconditional obligations that the Company may settle by issuing a variable number of its shares and the value of the obligation is based on a fixed monetary amount that was known at inception. The Company performs a separate calculation each time it makes a payment in shares under these two term notes to determine whether the fair value of shares provided exceeds the carrying value of the principal amount paid. To the extent that there is a difference, the Company will record the amount immediately as a loss on extinguishment of debt in accordance with APB No. 26, “Early Extinguishment of Debt” and the corresponding offset will go to additional paid-in-capital for the issued shares. The amount of the charge that will be required to be recorded in the Company’s first quarter of fiscal 2010 for the shares issued is not material.”

14.	Staff Comment: We note from your response to our prior comment 39(c) that the company believes “that all conditions necessary for equity classification were met for the embedded conversion option and the Make-Whole Amount with regard to paragraphs 12 through 32 of EITF 00-19. Please provide us with your analysis of both the embedded conversion option and Make-Whole provision that supports your conclusion that equity classification is appropriate under paragraphs 12 through 32 of EITF 00-19. We may have further comment upon review of your response.

Company Response: We advise the Staff that based on further review of the provisions contained in the convertible note debt instrument and our discussions with the OCA, we have determined that we misapplied the provisions of EITF 00-19 as it relates to the conversion option embedded within the Convertible Note issued on January 16, 2008 and the conversion option and Make-Whole Amount provision embedded within the Convertible Note as amended on May 30, 2008 because the terms of the debt instrument do not satisfy paragraphs 12 and 13 of EITF 00-19. Specifically, paragraphs 12 and 13 of EITF 00-19 state that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity. The convertible note debt instrument and purchase agreement pursuant to which the convertible note was issued contractually requires us to (1) cause the shares delivered upon conversion of principal due under the convertible note to be duly listed for trading on the Nasdaq Global Market (or any successor trading market) concurrently with the issuance of such shares and (2) ensure that the holder may resell such shares pursuant to Rule 144 of the Securities Act (subject to any applicable holding period). We have determined that compliance with these contractual requirements is not within our control. Therefore, under EITF 00-19 we must assume net cash settlement because noncompliance is not considered to be an option As a result, we have now concluded that the embedded features should be bifurcated, classified as a liability based on fair value, and marked to market each period in accordance with the provisions of SFAS 133.

Although we have not finalized the impact such error will have on our financial statements and disclosures, we have concluded that the error will be material and will require us to restate the financial statements included in our Annual Report on Form 10-K for the fiscal years ended April 30, 2008 and April 30, 2007 and in our Quarterly Reports for the fiscal quarters ended October 31, 2006 through January 31, 2009. We advise the Staff that on October 15, 2009, we filed a Form 8-K under Item 4.02(a) disclosing the error and that our financial statements and disclosures for the aforementioned periods should not be relied upon.

15.	Staff Comment: Furthermore, your response to our prior comment 39(c) indicates that the fair values of the embedded conversion option and the make-whole amounts were recorded as additional paid in capital upon the modifications of the related debt in May 2008. Given that the make-whole amounts are to be paid upon conversion of the related principal by the holder, it is unclear how a fair value at the date of the debt modifications was determined.

a.	Please provide us with your calculations of the fair values of the embedded conversion option and make-whole amounts and explain the relevant assumptions used in determining the fair values.

b.	In addition, please tell us your basis or rationale and the relevant technical accounting literature which supports your conclusion for including these amounts in equity prior to the conversion of the related notes. We may have further comment upon receipt of your response.

Company Response 15(a): We advise the Staff that the binomial pricing model that we utilized, with the assistance of outside consultants, did not separately value the embedded principal conversion option and the Make-Whole Amount feature but rather valued them in aggregate with the host instrument in the model to determine the overall fair value of the instrument. The fair values of the conversion option and the Make-Whole Amount were included in the overall value of the debt instrument derived from the model and effectively represent the portion of the fair value (i.e. premium amount) above the face amount of the note. We refer the Staff to our response to Staff Comment #19 for additional discussion on how the overall fair value of the debt instrument was determined, including the relevant assumptions used in the assessment. We also refer the Staff to the last paragraph of our response to Staff Comment #14.

Company Response 15(b): We refer the Staff to our response to Staff Comment #14 and we advise the Staff that we now believe the fair value of the embedded feature referred to as the Make-Whole Amount did not qualify for classification as equity but rather should have been bifurcated from the host instrument under the provisions of SFAS 133, classified as a liability and marked to market each period thereafter beginning on the date that the Make-Whole Amount feature was added to the Convertible Note pursuant to the amendments agreed upon on May 30, 2008. Given our conclusion that the embedded feature should have been accounted for as a liability in accordance with SFAS 133 and adjusted each quarter for the change in fair value, we now believe that conversions of the principal amounts under the Convertible Note would represent the triggering events to record the value of the amounts converted as equity.

16.	Staff Comment: We note from your response to our prior comment 39(e) that you believe the multiplier met the tests for equity classification pursuant to paragraphs 12 through 32 of EITF 00-19 and that the multiplier meets the scope exclusion of paragraph 11a of SFAS No.133. We further note that the company has the option of repaying the principal on Term Note B with the company’s stock, however, it is unclear from your response if repayment is likely to be paid with stock, or to what extent you or the holder can require repayment in stock. Please provide us with your detailed analysis which supports your conclusions, including specific reasons why the multiplier would be classified in equity if freestanding in order to meet the scope exclusion in SFAS 133. Your response should also explain in detail why you believe the multiplier met the tests for equity classification pursuant to paragraphs 12 through 32 of EITF 00-19.

Company Response: We advise the Staff that under the terms of Term Note B, the value of the multiplier only comes in to effect upon a demand for payment by the holder or a prepayment by us. We have the option to satisfy any principal obligations arising from the multiplier in either cash or shares of our common stock. If our share price is below $0.67 per share, the multiplier feature has no impact on the amount of principal due nor does it provide any value to the holder of the debt. Although the holder has no contractual right to specify whether cash or shares are to be used in satisfaction of the debt obligation if our stock price is at or above $0.50 per share, it is the expectation of both parties that we will use shares to satisfy the principal amount due. We supplemented our disclosure of the terms and conditions of Term Note B in our most recent Form 10-Q filed on March 12, 2009 in our Long-term Debt footnote (Note 9 on page 18) to more concisely disclose the prepayment and call features of the note.

We further advise the Staff that based on further review of the Term Note B debt instrument and our discussions with OCA, we have now determined that we misapplied the provisions of EITF 00-19 as it relates to the multiplier feature embedded within Term Note B issued on January 16, 2008 and amended on May 30, 2008 because the terms of the debt instrument do not satisfy paragraphs 12 and 13 of EITF 00-19. Specifically, paragraphs 12 and 13 of EITF 00-19 state that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity. Pursuant to the contract provisions applicable to Term Note B, if we elect to make the payment of the multiplier amount using shares of our common stock, we are required to deliver shares that may be resold pursuant to Rule 144 of the Securities Act (subject to any applicable holding period). Based on our communications with OCA and our further review of the contract terms, we have concluded that we cannot control whether the shares delivered in payment of the multiplier feature contained in Term Note B may be resold under Rule 144. Therefore, under the guidance contained in EITF 00-19 we are required to assume that the contract will be net cash settled. As a result, we have now concluded that the embedded feature should be bifurcated, classified as a liability based on fair value, and marked to market each period in accordance with the provisions of SFAS 133.

Although we have not finalized the impact such error will have on our financial statements and disclosures, we have concluded that the error will be material and will require us to restate the financial statements included in our Annual Report on Form 10-K for the fiscal years ended April 30, 2008 and April 30, 2007 and in our Quarterly Reports for the fiscal quarters ended October 31, 2006 through January 31, 2009. We advise the Staff that on October 15, 2009, we filed a Form 8-K under Item 4.02(a) disclosing the error and that our financial statements and disclosures for the aforementioned periods should not be relied upon.

17.	Staff Comment: In a related matter, pl ease provide us with your analysis of why the embedded multiplier should not be bifurcated under paragraph 12 of SFAS 133. We may have further comment upon receipt of your response.

Company Response: We refer the Staff to our response to Staff Comment #16.

18.	Staff Comment: We note your response to our prior comment number 39(f). Please revise the notes to your financial statements in future filings to clearly explain how the call and prepayment provisions of Term Note B and the terms of the multiplier contained in Term Note B were revised as a result of the May 2008 modification. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 39(f).

Company Response: We advise the Staff that we supplemented our disclosures of Long-term Debt (under Term Note B in Note 9 on page 18) in our most recent Form 10-Q filed on March 12, 2009 to more clearly explain how the demand (i.e. call) and prepayment provisions of Term Note B and the terms of the multiplier contained in Term Note B were revised as a result of the May 2008 modifications.

We will include similar disclosure, as applicable, in our Form 10-K for fiscal 2009 and in future filings. The planned disclosure in our Form 10-K for fiscal 2009 for Term Note B in our debt footnote includes the following disclosures:

“Term Note B originated on January 16, 2008 and, as amended on May 30, 2008 and July 10, 2009, requires monthly interest cash payments in arrears at a fixed rate of 6.5% and matures on January 16, 2015. Term Note B has no scheduled principal amortization payments before maturity; however, the lender with proper notice has the option to demand a portion of or the entire principal amount due under the note beginning on January 16, 2010. If the lender demands any principal payments prior to January 16, 2012, the Company has the option to use cash or issue shares to satisfy the principal demand requirements. The Company also has the option to prepay a portion of or the entire remaining amount on the note beginning on January 16, 2012, up to a limit of $2.0 million during any ten business day period. The Company’s option to repay the principal with shares of its common stock is subject to certain conditions that must be met, most notably, a share price of at least $0.50 for five consecutive business days prior to the payment date; however, this minimum share price requirement is not applicable for demand payments prior to January 16, 2012. When demand for payment is made, the principal amount that is due and payable is equal to the principal amount so demanded multiplied by the greater of (A) 1.0 and (B) 1.5 multiplied by the lesser of (x) the volume weighted average price (VWAP) for the Company’s common stock for the five business days immediately prior to the repayment date and (y) $3.50. The minimum amount of principal that is payable through the maturity date under the multiplier is $10.0 million and the maximum amount of principal that is payable under the multiplier is $52.5 million.

On May 30, 2008, the Company amended the note in connection with additional financing associated with Term Note C and the May 2008 Commitment. The significant amendments were: (i) the limit for the maximum amount of principal payable under the multiplier provision that was present upon issuance of the note was increased from $37.5 million to $52.5 million, (ii) a provision that allowed for the Company to make prepayments under the note at any time was revised to restrict the Company from making prepayments under the note prior to January 17, 2010 (the “First Call Date”), and (iii) a provision that only required the multiplier formula to be factored into determining the amount of principal outstanding on the note upon a demand of payment by the lender was revised to require the multiplier formula to be factored into both prepayments by the Company and demands by the lender. Notwithstanding the change to the formula discussed above, the maximum number of shares issuable in payment of the principal when the multiplier provision is “in-the-money” remained at 15.0 million.

On July 10, 2009, Term Note B was further amended in connection with debt modifications to other existing debt instruments with the Company’s lender and additional financing received from the lender. The significant amendments were: (i) the requirement that was present upon the initial issuance of the note that the Company’s share price be at least $0.50 for five consecutive business days prior to the payment date in order for the Company to have the right to issue shares in satisfaction of principal payments was changed to eliminate that minimum share price requirement for any demand payments prior to January 16, 2012, (ii) the Company’s First Call Date option to make prepayments under the note was changed to January 16, 2012 and (iii) the Company’s option to make prepayments in shares was limited to $2.0 million in any ten business day period whereas there was no limit on share prepayments after the First Call Date prior to this most recent amendment.

Term Note B has characteristics of and acts consistent with the types of debt securities generally considered to be convertible debt instruments primarily as a result of the embedded multiplier feature, share settlement provisions and the below market interest rate structure. As such, the Company considers the note to be a convertible debt instrument in applying applicable accounting guidance.”

19.	Staff Comment: Your response to our prior comment 39(g) states that you utilized the assistance of outside consultants to value your convertible and term notes. Please provide us with your detailed calculations of the fair value of the Convertible Note with an estimated fair value of $45.1 and $8.1 million, respectively as of May 30, 2008 and October 31, 2008, respectively and the fair value of Term Note B of $26.3 million and $10.7 million, respectively, as of May 30, 2008 and October 31, 2008, respectively.

Company Response: Utilizing the assistance of outside consultants, we determine the fair values of our debt instruments primarily based on binomial pricing models that integrate multiple layers of logic at each “node” representing probability weighted stock price points and possible outcomes over time based on volatility and appropriate risk free rates. The end node values are then individually present valued back to the valuation date. Under a binomial probability distribution model, the closing market price of our common stock on the dates of measurement and the estimated annual volatility rates used, are the primary drivers of fair value in addition to the contractual terms of the financial instruments.

We calculate the value of a debt instrument from the perspective of a market participant holding the debt instrument. The model determines whether or not a market participant will exercise its contractual rights based on maximizing the value of the potential outcomes. The potential stock value outcomes are indicated at each node in the model. Each node contains an inherent probability of occurring based on its position in the model, which in turn dictates the estimated fair value of the debt instrument. The model attempts to correspond to the logic of a market participant in that the market participant would choose to exercise its rights (e.g. the embedded principal conversion option and Make-Whole Amount features under the Convertible Note) based on whichever scenario would produce the greatest value to the market participant.

The binomial model is dynamic in that it adjusts the probabilities at each node when other nodes are converted. For the Convertible Note model, each node assumes conversion at the point in time where the current value of converting, based on our share price, was greater than the value of the probability weighted potential outcomes of holding the principal amount to maturity.

The Convertible Note model did not separately value the embedded principal conversion option and the Make-Whole Amount feature but rather valued them in aggregate with the host instrument in the model. The fair values of the conversion option and the Make-Whole Amount were included in the overall value of the debt instrument derived from the model and effectively represent the portion of the fair value (i.e. premium amount) above the face amount of the note.

The logic built into the valuation model for the Convertible Note (as amended on May 30, 2008) considers:

a) The Make-Whole Amount, which is effectively a declining balance conversion rate, allows the debt holder to receive consideration (in shares) for the amount of interest that the holder would no longer receive in the future from the date of conversion through the extended term of the note at a conversion price of $1.50 per share (referred to as “foregone interest”). The Make-Whole Amount provisions effectively reduce the number of shares available to the debt holder as the period of time to the extended maturity date decreases and semi-annual interest payments are received by the holder. Therefore, at each node, thought is given to the number of shares received upon the conversion of principal amounts and as consideration for the Make-Whole Amount on the foregone interest compared to the probability weighted economic value of the possible outcomes associated with not converting.

b) An assumed share price of $1.36 at the “end node” which represents the price point at which the holder of the Convertible Note would break even between the gains sustained by converting the principal instantaneously before the Convertible Note due date at a price of $1.35 and the losses sustained by converting the interest that would have been paid on the principal for the period through the extended maturity date of July 1, 2012 at a price of $1.50.

c) The interest payment-in-kind (“PIK”) option for the Company, which allows us to elect to PIK the entire amount of accrued interest, but we must PIK at least 5.0% of the accrued interest, due through July 1, 2009 and at least 3% from July 2, 2009 through July 1, 2012 if the holder elects to extend the maturity an additional three years. The model factored in our expectation as of May 30, 2008 that we would PIK the minimum amounts allowed throughout the life of the Convertible Note.

Just before the Convertible Note matures, the Convertible Note model assumes the conversion option is exercised for all the nodes above a share price of $1.36 and any nodes below the share price of $1.36 are not converted and the principal plus accrued interest is the designated value for each node fitting that scenario. The end node values were then probability weighted based on a binomial probability distribution and individually present valued back to the valuation date. The Convertible Note model designated that values below $1.36 were discounted at a rate of 10.5%, which represented the cost of the Convertible Note instrument, and any values above $1.36 were discounted back at the appropriate risk-free rate. Finally, the value of the interest due was present valued at a 10.5% discount rate.

The valuation model for the Term Note B (as amended on May 30, 2008) also calculated the value of the debt instrument from the perspective of a market participant holding the Term Note B under a similar binomial pricing model. The model determines whether or not a market participant will exercise the Term Note B demand repayment option based on maximizing the value of the potential outcomes.

The Term Note B model allows for demand repayments only in nodes falling after the date stipulated by the Term Note B holding period. At these possible demand repayment points, the Term Note B model attempts to correspond to the logic of a market participant in that the market participant would choose to demand repayment or not based on whichever scenario produces the greatest value.

The Term Note B model is dynamic in that it adjusts the probabilities at each node when other nodes are converted (i.e. demand repayment option exercised by holder). For the Term Note B model, each node will convert at the point in time where the current value of converting, based on our stock price, is greater than the value of the probability weighted potential outcomes of holding the Term Note B to maturity.

In order to determine if a node would convert, the Term Note B model employed logic at each node which:

a) Determined if the date associated with the node is prior to January 17, 2010 (no prepayment or call is allowed prior to the January 17, 2010 hold date);

b) Identified each node’s possible end nodes “end nodes”, which are the nodes in the last period just prior to the expiration date;

c) Applied the appropriate payout scenario to each of the end nodes based on the terms of Term Note B;

d) Determined if each end node’s possible value was above the threshold of $0.50, the conversion price at which the Term Note B must be paid back in cash and cannot be converted into stock, and applied a discount rate equal to the risk-free rate for stock conversions and a discount rate equal to the cost of debt for payout scenarios with the stock price below $0.50;

e) Present valued the end node payout scenarios back to the node’s position in the Term Note B model utilizing a period for discounting based on the individual node’s position in the Term Note B model framework and subsequently summed the resulting probability weighted values; and

f) Compared the probability weighted present value to the current payout scenario value of exercising the Term Note B conversion option at the node. If the value of exercising the conversion option was greater, the node was converted.

According to the terms of Term Note B, the model followed logic that will not allow the Term Note B to be paid out in stock if our stock was trading at a price under $0.50. In the event that the Term Note B is demanded (i.e. called) with the stock price under $0.50, the Term Note B model allocated a value of $10.0 million for the expected pay out value due in cash. Additionally, if the stock price was under $0.50 at the Term Note B model’s last conversion opportunity, the Term Note B model forced a payout of $10.0 million due in cash. Any conversion with a stock price of at least $0.67 can be paid in cash or 15.0 million shares of stock; however, not to exceed the maximum share conversion price of $3.50. The Term Note B model assumed all stock prices above $0.67 were paid in stock. Finally, conversions at stock prices between $0.50 and $0.67, for the purposes of the Term Note B model, were assumed to be paid in stock with the number of shares being issued equal to $10.0 million divided by the stock price.

The Term Note B model employed logic at the payout scenarios where the nodes were converted or when the nodes were not converted at the Term Note B expiration date and Term Note B became due and discounted the nodes’ values back to the valuation date using the risk-free rate for equity payouts and the cash discount rate for cash repayments. The sum of these present values gave the indication of value for Term Note B.

A summary of the primary assumptions factored into the binomial models are as follows:

Convertible Note:

Fair Value Indication at May 30, 2008	$45,107,000
Risk-free rate	3.2%
Annual interest rate (May 31, 2008 through July 1, 2009)	11.5%
Annual interest rate (July 2, 2009 through July 1, 2012)	9.5%
Discount rate for cash payments	10.5%
Annual volatility	77.0%
Closing price of Quantum stock as of May 30, 2008	$2.43
“Make-Whole-Amount” conversion price	$1.50
Principal conversion price	$1.35
Period between nodes (rounded)	18 days
Time to Expiration Date	4.1 years

Fair Value Indication at October 31, 2008	$8,141,000
Risk-free rate	2.8%
Annual interest rate (November 1, 2008 through July 1, 2009)	11.5%
Annual interest rate ( July 2, 2009 through July 1, 2012)	9.5%
Discount rate for cash payments	10.5%
Annual volatility	81.9%
Closing price of Quantum stock as of October 31, 2008	$0.75
“Make-Whole-Amount” conversion price	$1.50
Principal conversion price	$1.35
Period between nodes (rounded)	17 days
Time to Expiration Date	3.7 years

Term Note B:

Fair Value Indication at May 30, 2008	$26,331,000
Risk-free rate	3.7%
Annual Interest Rate	6.5%
Discount rate for cash payments	10.5%
Annual volatility	77.0%
5 Day VWAP of Quantum stock as of May 30, 2008	$2.34
Maximum conversion price	$3.50
Minimum conversion price	$0.67
Mandatory cash payout price	$0.50
Period between nodes (rounded)	30 days
Time to Expiration Date	6.6 years

Fair Value Indication at October 31, 2008	$10,683,000
Risk-free rate	3.1%
Annual Interest Rate	6.5%
Discount rate for cash payments	10.5%
Annual volatility	81.9%
5 Day VWAP of Quantum stock as of October 31, 2008	$0.71
Maximum conversion price	$3.50
Minimum conversion price	$0.67
Mandatory cash payout price	$0.50
Period between nodes (rounded)	28 days
Time to Expiration Date	6.2 years

20.	Staff Comment: We note your response to prior comment 39(h) but are unclear as to your basis or rationale for viewing the modifications to the Convertible Note and Term Note B as a single modification transaction. Please tell us whether the modifications made to each of these obligations was contingent or dependant upon modifications being made with respect to both obligations. If not, please explain why you believe it was appropriate to evaluate the modifications of these obligations on a combined basis pursuant to EITF 96-19 and EITF 06-6.

Company Response: We advise the Staff that the modifications made to the Convertible Note and the Term Note B that were executed on May 30, 2008 were negotiated at the same time with our lender and were dependent upon modifications being made with respect to both of these obligations and dependent upon the amended terms of Term Note A and the terms of new commitments negotiated with the lender associated with the $7.5 million Term Note C and the $10.0 million May 2008 Commitment also executed on May 30, 2008. The Convertible Note, Term Note A, Term Note B and Term Note C are all held by the same lender. Because the modifications were negotiated simultaneously and the amendments to each instrument were contingent upon amendments to the other instruments, we concluded that it was appropriate to combine the existing debt instruments just prior to the modifications together for purposes of determining under EITF 96-19 and EITF 06-6 whether the modifications were substantial. We excluded the two new debt instruments negotiated in connection with the modifications to the existing obligations from the analysis because the fair value of the May 2008 Commitment was determined to be deminimus and the Term Note C represented incremental financing that was recorded at its fair value on the date of issuance which approximated the proceeds.

We refer the Staff to our response to Staff Comment #21 which further discusses the May 2008 modifications and our conclusion that the modifications were “substantial” under EITF 96-19 and EITF 06-6.

21.	Staff Comment: In addition, please provide us with the calculations prepared and used to determine that the modifications to your various obligations to the lender were “substantial” under EITFs 06-06 and 96-19. Computations should be prepared separately for the Convertible Note and Term Note B for each modification date of January 2007, January 2008 and May 2008. Your response should include a detailed analysis for each instrument, including the cash flows under each prior to and subsequent to the modification and the values of the significant modifications, such as the make whole provision both prior to and subsequent to the modification, including how the values of the modifications were determined. We may have further comment upon receipt of your response.

Company Response:

January 2007 Modifications

We advise the Staff that the Convertible Note (originally issued by our subsidiary, Tecstar Automotive Group, in July 2004 and assumed by us in March 2005 in connection with our acquisition of this subsidiary) was substantially modified on January 31, 2007 in connection with us securing incremental financing arrangements with our lender. The significant amendments were: (i) the cash coupon rate was decreased from 8.5% to 6.5%, (ii) a 5.0% required payment-in-kind (PIK) was added thus increasing the total interest rate from 8.5% to 11.5%, (iii) the holders of the note were provided the right to extend the maturity date of the note for an additional three years (if exercised, the PIK is thereafter lowered to 3.0%), (iv) the conversion price was reset from $5.77 to $2.36 per share, (v) a full ratchet “price reset” anti-dilution provision was added which provided that the conversion price of $2.36 would be reset to the level of the value of future shares issued, if we issued shares for a value less than $1.50 per share, (vi) the holders of the note were prohibited from converting prior to November 24, 2007, (vii) Quantum guaranteed all of Tecstar Automotive Group’s obligations under the Convertible Note; and (viii) the holders of the Convertible Note were granted a security interest in substantially all of the assets of Quantum.”

Pursuant to guidance in EITF 96-19, we first reviewed the present values of the remaining cash flows under the original note and the amended note to determine whether there was a difference of at least 10%. We determined that the cash flows under the amended note had a present value that was 9.2% above the present value of the cash flows under the original note.

Next, we assessed the affects of the change in terms of the embedded conversion option. One of the most significant modifications related to the reset of the conversion price noted in (iv) above that increased the estimated fair value of the conversion option from $0.7 million immediately before the modifications to $7.9 million just after the modifications. This change in value represented 48% of the carrying amount of the Convertible Note immediately prior to the modifications that is summarized as follows:

Face value of original note which equals carrying value	$15,000,000
Divided by conversion price per share under original note	5.77

Number of shares as converted	2,599,653
Conversion option value per share	0.27

Fair value of embedded conversion option	701,906

Face value of modified note	15,000,000
Divided by conversion price per share under modified note	2.36

Number of shares as converted	6,355,932
Conversion option value per share	1.24

Fair value of embedded conversion option, as modified	7,908,321

Difference between fair value of embedded conversion option between original note and modified note	$7,206,415

Difference stated as a percent of carrying value of original note	48%

Based on the guidance in EITF 96-19 and EITF 06-6, a modification that effects the terms of an embedded conversion option from which the change in the fair value of the embedded conversion option just before and after the modification is at least 10% of the carrying amount of the original debt instrument, is considered to be a “substantial” modification requiring the amended note to be recorded at its fair value and the fair value amount used to determine the debt extinguishment gain or loss to be recognized.

A summary of the primary assumptions factored into the January 31, 2007 amended Convertible Note valuation model is as follows:

Fair Value Indication at January 31, 2007	$21,301,000
Risk-free rate	4.8%
Annual interest rate (February 1, 2007 through July 1, 2009)	11.5%
Annual interest rate (July 2, 2009 through July 1, 2012)	9.5%
Discount rate for cash payments	13.5%
Annual volatility	82.7%
Closing price of Quantum stock as of January 31, 2007	$1.49
“Make-Whole-Amount” conversion price	not applicable
Principal conversion price	$2.36
Period between nodes (rounded)	365 days
Time to Expiration Date	5.4 years

January 2008 Modifications

We advise the Staff that on January 16, 2008 we replaced the existing debt instruments representing the Convertible Note (issued by Tecstar Automotive Group) with a new debt instrument (issued by Quantum) that had the same significant terms as the existing debt instruments. The existing debt obligation had a principal balance of $15.5 million and unpaid accrued interest of $0.7 million at the time of replacement and the new debt obligation had a principal balance of $16.2 million, which included the assumption by Quantum of the unpaid accrued interest under the existing debt instruments. We determined that the execution of the new debt instrument did not represent a “substantial” exchange as defined by EITF 96-19 and EITF 06-6.

Because the new Convertible Note instrument had essentially the same contractual terms and carrying balance (principal plus unpaid accrued interest) as the prior Convertible Note instruments, the present value of the remaining cash flows was the same just before and just after the exchange. Further, the terms of the existing embedded conversion option were unchanged and there was not an addition or deletion of a conversion option. The modifications to the note that resulted in a change in accounting classification from equity to liability accounting under our reassessment of SFAS 133, EITF 00-19 and EITF 06-1 did not change the fair value of the Convertible Note. Rather, for the reasons described in our response to Staff Comment #14, the change in accounting classification was due to the fact that we have now determined that we must assume that net cash settlement of the contract is required pursuant to the guidance contained in EITF 00-19. As such, the exchange of instruments did not meet any of the conditions that are required under EITF 96-19 and EITF 06-6 to be considered a “substantial” modification or exchange.

We further advise the Staff that Term Note B originated on January 16, 2008 and was recorded at its face value of $10.0 million, which approximated its indicated estimated fair value of $10.3 million. A summary of the primary assumptions factored into the January 16, 2008 Term Note B valuation model, which includes the value of the bifurcated derivative, is as follows:

Fair Value Indication at January 16, 2008	$10,260,000
Risk-free rate	3.3%
Annual Interest Rate	6.5%
Discount rate for cash payments	10.25%
Annual volatility	85.0%
Closing price of Quantum stock as of January 16, 2008	$0.54
Maximum conversion price	$2.50
Minimum conversion price	$0.67
Mandatory cash payout price	$0.50
Period between nodes (rounded)	various
Time to Expiration Date	7.0 years

May 2008 Modifications

We advise the Staff that on May 30, 2008, in connection with additional financing provided by the lender, we modified the Convertible Note, Term Note A and the Term Note B debt instruments.

The significant amendments to the Convertible Note were: (i) the “Make-Whole Amount” provision was added which provides the lender with an incentive to convert all or part of the balance due under the note prior to its maturity and (ii) the anti-dilution conversion price reset provision that was originally added on January 31, 2007 was eliminated. None of the modifications had any effect on the present value of the remaining cash flows under the Convertible Note; however, the insertion of the Make-Whole Amount provision in the amended Convertible Note instrument impacted the holders incentive to convert earlier than the maturity date and provided the holder with significantly more shares (4.9 million potential additional shares as of the amendment date) upon principal conversions than the holder would have received prior to the modifications. The value of the additional shares associated with the Make-Whole Adjustment on the date of the modification increased the intrinsic value of the debt instrument on the date of the modification by $12.0 million (approximately 4.9 million potential additional shares valued at $2.43 per share, representing the closing price per share on May 30, 2008). Although the addition of the Make-Whole Amount provision could be argued to represent a “substantial” modification as a result of the impact that the provision had on the intrinsic value of the note effective with the amendment if the holder was inclined to convert the debt into shares in the near term, we determined that a market participant holder would likely exercise their right to extend the maturity date on the Convertible Note and withhold any exercises under their principal conversion option until just prior to the extended maturity date to maximize the value inherent in the expected rise of our common share price over time. Under this potential scenario, no additional shares would be issued to the holder just prior to the maturity of the note under the Make-Whole Amount pursuant to the mechanics of this declining share conversion feature.

The significant amendments to the Term Note B were: (i) the limit for the maximum amount of principal payable under the multiplier provision was increased from $37.5 million to $52.5 million, (ii) a provision that allowed for us to make prepayments under the note at any time was revised to restrict us from making prepayments under the note prior to January 17, 2010, and (iii) a provision that only required the multiplier formula to be factored into determining the amount of principal outstanding on the note upon a demand of payment by the holder was revised to require the multiplier formula to be factored into both prepayments by us and demands by the holder. None of the modifications had any effect on the present value of the remaining cash flows under the Term Note B; however, the modifications in our ability to make prepayments under the initial note and the increase in the multiplier cap, which had the effect of enriching an embedded conversion feature, had significant impacts on the fair value of the note to the holder.

The amendments to the Term Note A primarily related to revising the dates of scheduled principal reductions which did not have a significant effect on the fair value of the debt instrument.

Because the modifications were negotiated together, we believe it was appropriate to combine the Convertible Note with the Term Note A and the Term Note B for purposes of determining under EITF 96-19 whether the modifications were substantial. We determined that the fair value of the combined notes increased $17.4 million as a result of the modifications which we determined was substantial on an overall basis. We have used the framework within EITF 0-6 to determine if the modifications to the debt instruments were “substantial.” If the change in fair value of the embedded conversion options just prior to and just after the modifications is at least 10% of the carrying balance of the debt instruments just prior to modification, then the amended debt instruments are considered to be “substantially different” within the framework of EITF 0-6. The percentage change was 61% and resulted in the determination that the amended debt instruments were substantially different than the pre-modified debt instruments.

Our analysis of the change in fair values resulting from the modifications as of May 30, 2008, broken down by the three debt instruments, is as follows:

	Just Prior To Modification	Just After Modification	Fair Value Difference
Convertible Note:
Overall fair value	$44,736,000	$45,107,000	$371,000
Principal portion	(16,887,753)	(16,887,753)	—

Fair value of conversion features	$27,848,247	$28,219,247	$371,000

Term Note A:
Overall fair value	$10,000,000	$10,000,000	$—
Principal portion	(10,000,000)	(10,000,000)	—

Fair value of conversion features	$—	$—	$—

Term Note B:
Overall fair value	$9,326,000	$26,331,000	$17,005,000
Principal portion	(8,635,545)	(8,635,545)	—

Fair value of conversion features	$690,455	$17,695,455	$17,005,000

Totals:
Overall fair value	$64,062,000	$81,438,000	$17,376,000
Principal portion	(35,523,298)	(35,523,298)	—

Fair value of conversion features	$28,538,702	$45,914,702	$17,376,000

Change in fair value of conversion features			60.9%

A summary of the primary assumptions factored into the May 2008 Convertible Note and Term Note B binomial models, just prior to the modifications, were as follows:

Convertible Note

Fair Value Indication at May 29, 2008 (pre-modification)	$44,736,000
Risk-free rate	3.1%
Annual interest rate (May 30, 2008 through July 1, 2009)	11.5%
Annual interest rate (July 2, 2009 through July 1, 2012)	9.5%
Discount rate for cash payments	10.5%
Annual volatility	77.0%
Closing price of Quantum stock as of May 29, 2008	$2.41
“Make-Whole-Amount” conversion price	not applicable
Principal conversion price	$1.35
Period between nodes (rounded)	18 days
Time to Expiration Date	4.1 years

Term Note B

Fair Value Indication at May 29, 2008 (pre-modification)	$9,326,000
Risk-free rate	3.6%
Annual Interest Rate	6.5%
Discount rate for cash payments	10.5%
Annual volatility	77.0%
20 Day VWAP of Quantum stock as of May 29, 2008	$2.00
Maximum conversion price	$2.50
Minimum conversion price	$0.67
Mandatory cash payout price	$0.50
Period between nodes (rounded)	30 days
Time to Expiration Date	6.6 years

22.	Staff Comment: We note from your response to our prior comment number 39(j) that the company allocated the maximum amounts of the modified Convertible Note and Term Note B that could require cash settlement to long-term debt in the company’s financial statements with the difference between this amount and the fair values of the modified obligations accounted for as additional paid in capital pursuant to APB 14. Please note that APB 14 applies to convertible debt, debt with stock warrants, and other convertible debt but not to other debt securities which are not convertible. As Term Note B is not convertible, nor does it have attached warrants, it is unclear why you have allocated the premium on the note to additional paid in capital following the guidance of APB 14. Please advise or revise as appropriate.

Company Response: We refer the Staff to our responses to Staff Comment #14 and Staff Comment #16 wherein we informed the Staff that we have now determined that the embedded features contained within the Convertible Note and Term Note B instruments issued on January 16, 2008 and amended on May 30, 2008 should have been bifurcated from the host instruments under the provisions of SFAS 133, classified as liabilities and marked to market each period thereafter.

*    *    *

We trust that you will find this letter responsive to the Staff comments. If you have any further questions or comments, please contact the undersigned at (248) 619-9277.

Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President and General Counsel

cc:	Alan P. Niedzwiecki W. Brian Olson